August 2, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the First Trust Intermediate Duration Investment Grade Corporate ETF of First Trust Exchange-Traded Fund IV, under the Exchange Act of 1934.

Sincerely,

